SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Subsidiary Smile.Communications Completes Full Acquisition of 012 Golden Lines dated January 1, 2007.



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                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's Subsidiary Smile.Communications Completes
Full Acquisition of 012 Golden Lines

Monday January 1, 10:15 am ET

PETACH TIKVA, Israel, Jan. 1 /PRNewswire-FirstCall/ -- Internet Gold,
(Nasdaq and TASE: IGLD) ("the company") today announced that its fully-owned subsidiary, Smile.Communications Ltd., has completed the acquisition of all the shares of 012 Golden Lines Ltd. ("012") from 012's previous shareholders.

In parallel, the Company today reported that its subsidiaries, Smile.Communications, and 012 Golden Lines have jointly submitted a request to the Israeli court to merge 012 Golden Lines with Smile.Communications in accordance with section 351 of Israel's corporations' law.

In addition, Internet Gold and its subsidiaries, Smile.Communications, Smile.Media, and Internet Gold International ("Internet Gold Group") have submitted a request to approve the restructure of Internet Gold Group into its 2 different segments as detailed below.

Ms. Stella Handler, CEO of 012 Golden Lines, has been appointed CEO of Smile.Communications Ltd. in addition to her current role.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its Smile.Communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its Smile.Media segment manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold is part of the Eurocom communications group. Its shares trade on the Nasdaq Global Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com .

    For further information, please contact:
    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972 3 516-7620

    Ms. Idit Azulay, Internet Gold
    +972 3 939-9848
    idita@co.zahav.net.il





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  January 3, 2007